

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Harry S. Pangas
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415   April 26, 2013

RE: KCAP Financial, Inc. (the "Company")
     File Nos.: 333-187570; 814-00735

Dear Mr. Pangas:

On March 27, 2013, the Company, which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $250 million in aggregate offering price of the Company's common stock, warrants to purchase common stock, debt securities and units in a shelf offering under Rule 415 of the 1933 Act. The units being registered may consist of a combination of any two or more of the securities being registered or debt obligations of third parties, including U.S. Treasury securities.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated April 24, 2013, you represented that the disclosure is not materially different from the information presented in the Company's registration statement, which was declared effective on April 24, 2013, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1. Cover—Calculation of Registration Fee—Why are preferred shares not listed in this table, since the footnote 2 and prospectus disclosure refer to preferred shares being registered under this registration statement?

2. Cover—Please disclose the following information on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Please also include such information in the Summary section.

3. Disclose the most recently calculated net asset value per share of the Company's common shares. As needed, update the last reported sale price of the Company's common stock.

4. Please describe the units with specificity. Please fully explain to the staff how the offering price will be allocated to the components of the units. For example, could a unit include a common stock priced at net asset value ("NAV") (which if alone may sell below NAV) together with another security (which if alone may be offered at terms more favorable to the Company)? Do units present any unusual or unique risks that potential purchasers should be aware of? Do units have any influence or relationship with the asset coverage requirements of the 1940 Act? Will units have trading symbols of their own or will shareholders be able to trade the unit components individually? Are there any voting right issues or conflicts with respect to unit components?

5. Concerning units, the disclosure states, "Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities." Please explain to the staff whether or not a unit containing debt obligations of third parties may create co-registration issues.

6. Disclose the benefit to the Company of issuing units. How does this benefit differ from the Company issuing the individual unit components? Does this benefit to the Company give rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units? Please revise the disclosure accordingly. We may have further comment.

7. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company's future issuances of securities. Please expand the table provided under the heading "Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock to show dilution amounts for a common stock offering at different prices below NAV." In addition, in your response, please represent that any such issuances of securities will meet the conditions of Section 61 of the 1940 Act.

8. Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment in respect of any units offering by the Company during the shelf registration statement offering period.   We may have further comments.

9. Please advise the staff whether the Company may issue debt securities with the term "senior" that will not be senior to any existing debt securities. We may have additional comments.

10. Please file a form of prospectus supplement for each type of security to be sold under this registration statement.

Accounting Comments

11. Please reconcile the expense ratio as stated in the Financial Highlights as of December 31, 2012, with the expense ratio as stated in the "Fees and Expenses" table included in the Prospectus. In addition, please inform the staff whether the "Fees and Expenses" table assumes the proceeds of the offering.

12. Page 4 of the Prospectus states that, currently, two of the CLO funds managed by the Asset Manager Affiliate and held by the Company have achieved the threshold and are paying incentive fees to the Adviser. Please inform the staff whether these incentive fees are reflected in the AFFE that is disclosed in the "Fees and Expenses" table.

13. At most, 25% of the value of a RIC's total assets may be invested in the securities of any one issuer, or multiple issuers that the RIC controls and which are engaged in similar businesses. Please inform the staff of the compliance procedures in place for the Company to monitor the investments in the two advisers to ensure that, as a RIC, the Company is in compliance with this particular test.

14. In the Statement of Changes included in the financial statements, there is a line item designated "Dividend to stockholders." Distributions should be disclosed as a single line item, except for tax return of capital distributions, which should be disclosed separately. Please confirm that there have been no tax returns of capital that would have required separate disclosure.

15. In the Statement of Changes in the financial statements there is a line item under *Capital share transactions*, "interest in affiliate company". Please inform the staff what this entry means.

16. Please inform the staff the position of the Company in determining when a 19a-1 notice under the 1940 Act is required to be sent to shareholders. In addition, please inform the staff if a 19a-1 notice was sent to shareholders during the year.

17. In Note 4 to the financial statements, *Investments, Fair Value Measurements*, consider providing additional disclosures in the Level III chart disclosing the asset type, fair value, valuation technique, unobservable inputs and the range of inputs. The first item to include is an additional column disclosing the weighted average range. Owing to the wide range of inputs and the effects that result from a wide range as disclosed, a weighted average should be stated for each separate range of inputs. See the FASB example in ASC 820. In addition, since the Company relies on the use of vendor pricing for its Level III holdings, consider adding as a best practice a row in the table that shows the amount of vendor priced securities so the reader can reconcile the total Level III holdings in the ASU 2011-04 disclosure to the final balance in the Level III roll forward.

18. Please confirm and represent to the staff that all holdings of subsidiaries as of December 31, 2012, have been assessed for compliance with Rule 3-09 and 4-08(g) of Regulation S-X.

19. Page 34 of the prospectus presents a table titled "Price Ranges of Common Stock and Distributions." According to the table for the quarters ended September 30, 2012, and December 31, 2012, the shares of the Company were trading at a premium for the high sales price to the NAV. The premium was 19.7% and 23.2%, respectively. Please inform the staff if there were any changes that occurred during 2012, that would have caused the Company to trade at a premium the last two quarters of the year ended December 31, 2012. The staff notes that the Company traded at a discount to NAV for the years ended 2010 and 2011.

20. Please explain to the staff the accounting for capital structuring service fees. In your discussion, please explain whether or not there is a difference in the timing of recognition of income for book purposes that differs from the timing for tax purposes.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
(2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
(3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant